Claymore Securities, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532


                                  March 3, 2010


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


             Re: Claymore Securities Defined Portfolios, Series 645
                               File No. 333-162672

Ladies/Gentlemen:

         The undersigned, Claymore Securities Defined Portfolios, Series 645 (the "Trust"), by Claymore Securities, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on March 8, 2010 or as soon thereafter as possible.

                                                               Very truly yours,

                              Claymore Securities Defined Portfolios, Series 645

                                                   By: Claymore Securities, Inc.


                                                          By: /S/ Kevin Robinson

                                                                  Kevin Robinson

                         Senior Managing Director, General Counsel and Secretary